

January 14, 2021

Aaron Johnson
Chief Executive Officer
Spotlight Capital Holdings, Inc
3723 San Gabriel River Pkwy, Suite A
Pico Rivera, CA 90660

> **Re: Spotlight Capital Holdings, Inc**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed December 29, 2020**
> **File No. 024-11366**

Dear Mr. Johnson:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Offering Statement on Form 1-A

Item 5. Plan of Distribution and Selling Security Holders, page 4

1. We note your amended disclosure on page 5 that "the Company expects to raise funds pursuant to this offering, by presenting the offering to a number of accredited investors." Please amend your disclosure to identify the individuals at the Company who will be "presenting" and facilitating this offering, and disclose whether these individuals will be relying on the exemption from broker registration in Exchange Act Rule 3a4-1 to facilitate the offering.

Part F/S, page 25

2. We note that you have included certain financial information in response to Comment 4, but not all of the required information. Please file the notes to financial statements covering fiscal years 2018 and 2019 and changes in stockholder's equity for the comparable interim period in 2019. We also note that you removed the statement of

operations and cash flows for the nine months ended September 30, 2019. Please include such information in addition to the comparable information for the nine months ended September 30, 2020. See Part F/S (b)(5)(i) of Regulation S-K.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Chadrick Henderson